UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 9, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                          KPN Wants to Offer Total Package of Telecommunication Services, dated June 9, 2004.

Press release

Date
June 09, 2004
KPN Wants to Offer Total Package of Telecommunication Services	Number
025pe

KPN wants to start offering digital radio and television programmes via the Dutch cable television channels to respond to the customer’s wish for a total package of electronic services. This is why the telecom provider has issued a request for tenders to the bigger cable TV networks in the Netherlands (jointly representing over 90% of the cable market) to lease capacity on those channels. KPN wants to use this capacity to broadcast digitally programs made by public radio and television companies and commercial producers. The new Telecom Act allows competition on the cable networks where it concerns programme offer and price, which will benefit the consumer.

Changing demands in the market are forcing telecom providers to develop rapidly into total providers of advanced and increasingly integrated communication services based on data, image and sound. In addition to existing services, such as telephony and internet access, KPN also wants to offer its customers digital radio and TV programmes, for instance. Technology is evolving so rapidly that KPN does not want to play all its cards on one network or technology. The company wants to offer services on multiple infrastructures. Tests are currently underway with interactive/on demand services with ADSL on the KPN network. However, with the current state of technology the KPN network is still less suitable for broadcasting services. Providers who want to continue meeting their customers’ expectations in the future need to have access to infrastructures that enable them to offer a total service package. This is why KPN wants to be able to deploy alternative infrastructures, such as the cable TV networks. As a stakeholder in Digitenne, KPN is already involved in broadcasting digital radio and television programmes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 10, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel